

March 9, 2011

Via U.S. Mail and Facsimile 703.329.9130

Thomas J. Sargeant
Chief Financial Officer
AvalonBay Communities, Inc.
671 N. Glebe Road, Suite 800
Arlington, VA 22203

> **Re: AvalonBay Communities, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 23, 2010**
> **File No. 1-12672**

Dear Mr. Sargeant:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 49

Future Financing and Capital Needs – Debt Maturities, page 51

1.   We note your disclosure of debt maturities for the next five years for consolidated properties. In future filings, please disclose the portion of debt repayments of which you are liable for your unconsolidated investments in real estate investments.

Contractual Obligations, page 55

2.   In future filings please disclose the cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Refer to footnote 46 of SEC Interpretive Release 33-8350. In addition, please tell us where you have noted the outstanding commitment under the 2007 commitment to acquire land parcels in Brooklyn, New York.

Critical Accounting Policies, page 57

Cost Capitalization, page 58

3.   We note that you capitalize indirect project costs including personnel and office and administrative costs clearly associated with development and redevelopment efforts. Please tell us the amount of these indirect costs capitalized for each year presented.

Notes to Consolidated Financial Statements, page F-8

6. Investments in Real Estate Entities, page F-18

4.   Please tell us and disclose in future filings whether the accounting policies of your investments in unconsolidated real estate entities are similar to your own. If not, please provide discussion highlighting such differences.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief